NO ACT

PE
12-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001045

January 18, 2009

Received SEC
JAN 18 2009
Washington, DC 20549

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-09

Re: NYSE Euronext
Incoming letter dated December 5, 2008

Dear Mr. Hall:

This is in response to your letter dated December 5, 2008 concerning the shareholder proposal submitted to NYX by William Steiner. We also have received letters on the proponent's behalf dated December 11, 2008 and January 15, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NYSE Euronext
Incoming letter dated December 5, 2008

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in NYX's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws.

We are unable to concur in your view that NYX may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that NYX may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 NYSE Euronext (NYX)
Rule 14a-8 Proposal by William Steiner
Simple Majority Vote

Ladies and Gentlemen:

This is in further response to the company December 5, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% provisions in our charter and bylaws.

There has been no response by the company since the initial no action request.

The company failed to produced any evidence that it can guarantee that it would be impossible for the Board of Directors to obtain routine approval from "various regulated subsidiaries."

This purported company precedent seems to need a lot of explanation to argue that it is analogous:
ALZA Corp.
WSB No.: 021897012
Public Availability Date: Wednesday, February 12, 1997
Abstract:
A shareholder proposal, which requests that this company warn customers that its contraceptive products may interfere with implantation of a fertilized ovum, may be omitted from the company's proxy material under rule 14a-8(c)(6) as beyond the company's power to effectuate.

STAFF REPLY LETTER

February 12, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: ALZA Corporation (the "Company")
Incoming letter dated January 4, 1997

The proposal requests that the Company warn customers that its contraceptive products may interfere with implantation of a fertilized ovum.

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under rule 14a-8(c)(6) as beyond the Company's power to effectuate. Accordingly, the Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material pursuant to rule 14a-8(c)(6). In reaching a position, the Division has found it unnecessary to address the alternative bases upon which the Company relies.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Janet Kissane <JKissane@nyx.com>

[NYX: Rule 14a-8 Proposal, November 3, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% provisions in our charter and bylaws.

Statement of William Steiner

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Our board had 18 members – Unwieldy board concern.
- We had no shareholder right to:
  Cumulative voting.
  To call a special meeting.
  To act by written consent.
  Complete shareholder voting on a simple majority basis.
- Duncan McFarland was designated an "Accelerated Vesting" director by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm – due to his involvement with accelerating stock option vesting in order to avoid recognizing the related expense:
- Shirley Ann Jackson served on 6 boards – over commitment concern. Plus three of these boards were rated "D" by The Corporate Library.
  Marathon Oil (MRO)
  FedEx (FDX)
  International Business Machines (IBM)
- Six directors held less than 900 shares – Commitment concern:
  George Cox
  Sylvain Hefes
  Dominique Hoenn
  Ricardo Espirito Santo Salgado
  Rijnhard van Tets
  Brian Williamson

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote

Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 NYSE Euronext (NYX)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This is the first response to the company December 5, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% provisions in our charter and bylaws.

The company failed to produced any evidence that it can guarantee that it would be impossible for the Board of Directors to obtain routine approval from "various regulated subsidiaries."

This purported company precedent seems to need a lot of explanation to argue that it is analogous:
ALZA Corp.
WSB No.: 021897012
Public Availability Date: Wednesday, February 12, 1997
Abstract:
A shareholder proposal, which requests that this company warn customers that its contraceptive products may interfere with implantation of a fertilized ovum, may be omitted from the company's proxy material under rule 14a-8(c)(6) as beyond the company's power to effectuate.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Janet Kissane <JKissane@nyx.com>

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

December 5, 2008

Re: NYSE Euronext –
Stockholder Proposal Submitted by Mr. William Steiner

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
(Via email: shareholderproposals@sec.gov)

Ladies and Gentlemen:

On behalf of NYSE Euronext ("NYX"), a Delaware corporation, and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing with respect to the stockholder proposal submitted to NYX on November 18, 2008 by Mr. William Steiner for inclusion in the proxy materials NYX intends to distribute in connection with its 2009 Annual Meeting of Stockholders. The proposal and its supporting statement are attached hereto as Exhibit A. We respectfully request confirmation that the staff of the Office of Chief Counsel of the Division of Corporation Finance will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, NYX omits the stockholder proposal and supporting statement from its 2009 proxy materials.

NYX expects to file its 2009 proxy materials with the Commission no earlier than February 27, 2009. Accordingly, pursuant to rule 14a-8(j), this letter is being submitted to you no later than 80 days before NYX files its definitive 2009 proxy materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter and the related correspondence from the proponent to the Commission via email to shareholderproposals@sec.gov. The related correspondence is attached hereto as Exhibit B. In addition, pursuant to rule 14a-8(j), a copy of this submission is being sent simultaneously to the proponent and, at the proponent's request, to Mr. John Chevedden, as notification of NYX's intention to omit the stockholder proposal from its 2009 proxy materials. This letter constitutes NYX's statement of the reasons it deems the omission of the stockholder proposal and supporting statement to be proper. We have been advised by NYX as to the factual matters set forth herein.

Background

The proposal states as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% provisions in our charter and bylaws."

If adopted, the proposal would require the NYX board of directors to take the steps necessary to eliminate "supermajority" stockholder voting provisions in the Amended and Restated Certificate of Incorporation of NYSE Euronext (the "charter")[1] and the Amended and Restated Bylaws of NYSE Euronext (the "bylaws").[2] These supermajority provisions include an 80% vote requirement for amendments to certain provisions of the charter, and an 80% vote requirement for stockholder-initiated amendments to the bylaws. (There are currently no 67% stockholder voting provisions in the charter or bylaws.)

NYX operates several regulated entities, including New York Stock Exchange LLC ("NYSE"), which is a registered U.S. national securities exchange subject to Commission oversight, and five European-based exchanges that comprise Euronext (the London International Financial Futures and Options Exchange and the Paris, Amsterdam, Brussels and Lisbon stock exchanges), which are regulated by national securities regulators in their home jurisdictions. The charter and bylaw provisions that cannot be amended without a supermajority vote include those designed to ensure that NYX's regulated subsidiaries are operated in accordance with binding legal and regulatory requirements.

For example, Article V of the charter provides that no stockholder may vote more than 10% of the outstanding NYX stock unless, among other things, the Commission has granted approval pursuant to Section 19(b) of the Exchange Act. As explained by the Commission when it approved the charter:

> "These requirements should minimize the potential that a person could improperly interfere with or restrict the ability of the Commission, the [NYSE], or its subsidiaries to effectively carry out their regulatory

---

[1] The NYX charter is filed as Exhibit 3.1 to NYX's Registration Statement on Form S-8 (File No. 333-141869), and available at:
http://www.sec.gov/Archives/edgar/data/1368007/000110465907025677/a07-9785_1ex3d1.htm

[2] The NYX bylaws are filed as Exhibit 3.1 to NYX's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and available at:
http://www.sec.gov/Archives/edgar/data/1368007/000119312508235002/dex31.htm

> oversight responsibilities under the Exchange Act." Exchange Act Release No. 55293 (February 14, 2007) (the "2007 Release"), text following note 32.

Similarly, pursuant to Section 3.15 of the bylaws, each NYX director, in discharging his or her responsibilities, must take into consideration the effect that NYX's actions would have on the ability of the NYSE to carry out its responsibilities under the Exchange Act. In approving this and related provisions of the bylaws, the Commission noted that "these provisions . . . are intended to assist the [NYSE] in fulfilling its self-regulatory obligations and in administering and complying with the requirements of the Exchange Act." 2007 Release, text following note 79.

Neither Article V of the charter nor Section 3.15 of the bylaws may be amended without the approval of 80% of the stockholders. See Article X(A) of the charter and Section 10.10(B) of the bylaws. Therefore, if the proposal were adopted, the board would be required to take the steps necessary so that these supermajority voting provisions, and all others in the charter and bylaws, would be changed to a simple majority. However, as discussed below, NYX and its board of directors lack the power and authority to effect such an amendment to the charter and bylaws, even if authorized by requisite majorities of stockholders. As a result, NYX believes that it may omit the proposal from its 2009 proxy materials in reliance upon rule 14a-8(i)(6).

Analysis

Rule 14a-8(i)(6) provides that a company may omit a stockholder proposal "if the company would lack the power or authority to implement the proposal." The staff has consistently taken the position that when a company lacks the power or authority to implement a proposal without further third-party action, the proposal is excludable. See *Burlington Resources Inc.* (February 7, 2003) and *Staten Island Bancorp, Inc.* (March 21, 2000) (concurring in decisions to omit proposals that boards lacked authority to implement without subsequent stockholder approval).

The NYX board of directors does not have the power or authority, acting unilaterally, to amend the charter and bylaws, even with requisite stockholder approval. Prior to adopting any proposed amendment to the charter, after all necessary board and stockholder approvals have been obtained, the proposed amendment must be submitted to the boards of directors of NYX's various regulated subsidiaries (including NYSE and Euronext), any of which subsidiary boards may determine that the proposed amendment must be filed with, and approved by, the Commission or the various European securities regulators. See Article X of the charter. In the case of the bylaws, after all necessary board and stockholder approvals have been obtained, the proposed amendment must either be (i) filed with, and approved by, the Commission and various European securities regulators or (ii) submitted to the boards of directors of NYX's various regulated subsidiaries (including NYSE and Euronext), any of which subsidiary boards may determine that the proposed amendment must be filed with, and approved by, the Commission or the various European securities regulators. See Section 10.10(C) of the bylaws. The outcomes of these independent approval requirements are not subject to control by NYX or its board of directors, and therefore NYX lacks the power and authority to implement the proposal.

In analogous circumstances, the staff has agreed that where subsequent approval by a government or regulatory agency is required to implement a stockholder proposal, the company lacks the power or authority to implement the proposal and the proposal is excludable under rule 14a-8(i)(6). See *Alza Corporation* (February 12, 1997) and *American Home Products Corporation* (February 3, 1997) (companies permitted to exclude proposals to amend prescription drug labels, since a federal agency was required to review and approve amendments) and *United Illuminating Company* (March 16, 1994) (proposal that company stop conservation program spending was within the jurisdiction of a state agency and therefore beyond the power or authority of company to implement).

Conclusion

For the foregoing reasons, we believe that the proposal submitted by Mr. Steiner may be excluded from the NYX 2009 proxy materials, and respectfully request your confirmation that the staff will not recommend enforcement action to the Commission if NYX proceeds on this basis.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

cc: Ms. Janet M. Kissane
Senior Vice President – Legal & Corporate Secretary
Mr. Sudhir Bhattacharyya
Vice President – Legal
NYSE Euronext

Mr. William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

(via Federal Express)

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

(via Federal Express and email)

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jan-Michiel Hessels
Chairman of the Board:
NYSE Euronext (NYX)
11 Wall St
New York NY 10005

Rule 14a-8 Proposal

Dear Mr. Hessels,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner
10/28/08
William Steiner — Date

cc: John K. Halvey <jhalvey@nyx.com>
Corporate Secretary
PH: 212 656-3000
FX: 212-656-2126
Rich Adamonis <radamonis@nyx.com>
PH: 212-656-2140

[NYX: Rule 14a-8 Proposal, November 3, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% provisions in our charter and bylaws.

Statement of William Steiner

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Our board had 18 members – Unwieldy board concern.
- We had no shareholder right to:
  - Cumulative voting.
  - To call a special meeting.
  - To act by written consent.
  - Complete shareholder voting on a simple majority basis.
- Duncan McFarland was designated an "Accelerated Vesting" director by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm – due to his involvement with accelerating stock option vesting in order to avoid recognizing the related expense:
- Shirley Ann Jackson served on 6 boards – over commitment concern. Plus three of these boards were rated "D" by The Corporate Library.
  - Marathon Oil (MRO)
  - FedEx (FDX)
  - International Business Machines (IBM)
- Six directors held less than 900 shares – Commitment concern:
  - George Cox
  - Sylvain Hefes
  - Dominique Hoenn
  - Ricardo Espirito Santo Salgado
  - Rijnhard van Tets
  - Brian Williamson

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote

Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

*** FISMA & OMB Memorandum M-07

7008 1140 0001 8766 8982

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS, FOLD AT DOTTED LINE

CERTIFIED MAIL

7008 1140 0001 8766 8982

Mr. Jan-Michiel Hessels
Chairman of the Board:
NYSE Euronext (NYX)
11 Wall St
New York NY 10005

UNITED STATES POSTAL SERVICE

10005

U.S. POSTAGE
PAID
NORTH REDONDO B.C.
90278
NOV 18, 08
AMOUNT
$3.12
00046645-05

Exhibit B

November 28, 2008 Correspondence from NYSE Euronext to Mr. Chevedden

Exhibit B

Janet Kissane
Corporate Secretary
Office of the Corporate Secretary

11 Wall St
New York, New York 10005
t 212.656.2039 | f 212.656.8101
jkissane@nyx.com

NYSE Euronext

VIA EMAIL AND OVERNIGHT MAIL

November 28, 2008

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Chevedden:

I am writing on behalf of NYSE Euronext (the "Company"), which received a letter from Mr. William Steiner that was postmarked on November 18, 2008 submitting a stockholder proposal relating to simple majority vote for inclusion in the 2009 proxy statement of the Company. Mr. Steiner states in the letter that you are his designated proxy for purposes of this proposal.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the Company's securities entitled to vote on the proposal at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that Mr. Steiner is currently the registered holder on the Company's books and records of any shares of the Company's common stock and Mr. Steiner has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the proposal (November 18, 2008), he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including November 18, 2008.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to us with respect to stock ownership no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Janet M Kissane

Janet M. Kissane

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that

you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined

deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

December 1, 2008 Correspondence from Mr. Chevedden to NYSE Euronext

Atkinson-Hope, Laura-Lee

Subject: FW: Shareholder Proposal
Attachments: DOC001.PDF; CCE00004.pdf; CCE00003.pdf

olmsted
*** FISMA & OMB Memorandum M-07-16 ***
ink.net>

12/01/2008
12:35 PM

To
Lucy Fato <Lucy.Fato@mmc.com>
cc
Janet Kissane <JKissane@nyx.com>
Subject
Rule 14a-8 Broker Letter (MMC)
SPM

Dear Ms. Fato,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

(See attached file: CCE00004.pdf)

DJF

DISCOUNT BROKERS

Date: 1 Dec 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of Marsh & McLennan; having held at least two thousand dollars worth of the above mentioned security since the following date: 5/9/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-1-08	# of pages ▸
To Lucy Fato	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-345-4808	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

December 1, 2008 Correspondence from NYSE Euronext to Mr. Chevedden

Janet M. Kissane
Senior Vice President - Legal & Corporate Secretary
Office of the General Counsel

NYSE Euronext

20 Broad Street
New York, New York 10005
t 212.656.2039 | f 212.656.8101
jkissane@nyx.com

VIA EMAIL AND OVERNIGHT MAIL

December 1, 2008

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Chevedden:

NYSE Euronext (the "Company") received a broker statement (see Exhibit A) from Mr. Mark Filiberto of DJF Discount Brokers dated December 1, 2008 ("Broker Statement") in response to our letter (see Exhibit B) dated November 28, 2008 addressed to you ("Deficiency Letter"), requesting a written statement from the "record" holder of shares of the Company for the account of William Steiner. The Broker Statement relates to shares of Marsh & McLennan and not shares of the Company. As such, the Broker Statement does not cure the deficiency stated in the Deficiency Letter.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the Company's securities entitled to vote on the proposal at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that Mr. Steiner is currently the registered holder on the Company's books and records of any shares of the Company's common stock and Mr. Steiner has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the proposal (November 18, 2008), he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including November 18, 2008.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to us with respect to stock ownership no later than 14 calendar days from the date you received the Deficiency Letter. Please address any response to me at the address or fax number as provided above.

Sincerely,

Janet M. Kissane

Enclosure

Exhibit A

DJF

DISCOUNT BROKERS

Date: 1 Dec 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2000 shares of Marsh & McLennan; having held at least two thousand dollars worth of the above mentioned security since the following date: 5/9/07; also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-1-08 # of pages ▶
To Lucy Fato	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-345-4508	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit B

Janet Kissane
Corporate Secretary
Office of the Corporate Secretary

11 Wall St
New York, New York 10005
t 212.656.2039 | f 212.656.8101
jkissane@nyx.com

NYSE Euronext

VIA EMAIL AND OVERNIGHT MAIL

November 28, 2008

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Chevedden:

I am writing on behalf of NYSE Euronext (the "Company"), which received a letter from Mr. William Steiner that was postmarked on November 18, 2008 submitting a stockholder proposal relating to simple majority vote for inclusion in the 2009 proxy statement of the Company. Mr. Steiner states in the letter that you are his designated proxy for purposes of this proposal.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the Company's securities entitled to vote on the proposal at the meeting for at least one year by the date you submit the proposal. The Company's stock records do not indicate that Mr. Steiner is currently the registered holder on the Company's books and records of any shares of the Company's common stock and Mr. Steiner has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the proposal (November 18, 2008), he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including November 18, 2008.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to us with respect to stock ownership no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Janet M Kissane

Janet M. Kissane

Enclosure

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that

you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined

deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

   2. The company must file six paper copies of the following:

      i. The proposal;

      ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

      iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

   Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

December 3, 2008 Correspondence from Mr. Chevedden to NYSE Euronext

Atkinson-Hope, Laura-Lee

Subject: FW: Shareholder Proposal
Attachments: DOC001.PDF; CCE00004.pdf; CCE00003.pdf

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: 12/03/2008 11:04 AM PST
To: Janet Kissane
Subject: Rule 14a-8 Broker Letter (NYX) SMV

Dear Ms. Kissane,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

(See attached file: CCE00003.pdf)

DJF

DISCOUNT BROKERS

Date: 3 Dec 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number FISMA & OMB Memorandum M-07-16 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 6100 shares of NYSE EURONEXT; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/21/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-3-08 # of pages ▸
To Janet Kissane	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-656-8101	Fax #

END